UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number: 000-56468

NOTIFICATION OF LATE FILING

☒ Form 10-K    ☐ Form 20-F     ☐ Form 11-K    ☐ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-k
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Jushi Holdings Inc.
Full name of registrant

Former name if applicable

301 Yamato Road, Suite 3250
Address of principal executive office

Boca Raton, Florida 33431
City, state and zip code

PART II – RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

Jushi Holdings Inc. (the “Company”) will not, without unreasonable effort and expense, be able to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”) within the prescribed time period due to delays in completion of the financial statements contained therein. The Company became an accelerated filer beginning in 2024 and as a result the Company’s deadline to file the Form 10-K was earlier than it had been in previous years. Additionally, the Company changed auditors in 2023. A combination of these factors resulted in the delay. The extension will provide the Company additional time to complete its year-end accounting and audit procedures and finalize its Form 10-K, including the audited financial statements contained therein. The Company is working diligently and expects to file the Form 10-K within the extension period provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michelle Mosier	(561)	617-9100
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                    ☒ Yes        ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                    ☒ Yes        ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
On March 13, 2024, the Company issued a press release (the “Q4 Earnings Release”) announcing its financial results for the quarter and year ended December 31, 2023, which Q4 Earnings Release included a comparison to its results of operations from the corresponding periods in the last fiscal year. The Q4 Earnings Release was furnished as Exhibit 99.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on March 13, 2024.

The financial results included in the Q4 Earnings Release were unaudited and represented the most current information available to management. The Company believes that its results described in its Q4 Earnings Release are materially correct; however, because management’s review is ongoing, there can be no assurance that such information will not change upon completion of the audit and filing of the Company’s 2023 Form 10-K.

Safe Harbor for Forward-Looking Statements
Information in this Form 12b-25 report regarding the Company’s expected results and other expectations and beliefs that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, and such forward-looking statements include, but are not limited to, statements about the filing of the Form 10-K for the fiscal year ended December 31, 2023, completion of the year-end financial statement audit and expected financial results referred to herein, and/or the Company’s plans, objectives, expectations (financial or otherwise) or intentions. All forward-looking statements included in this report, including expectations about the timing of the completion of the Company’s financial statements and audit for the fiscal year ended December 31, 2023 and the timing, form and content of the Company’s 2023 Form 10-K are based upon information available to the Company as of the date of this report, which may change, and the Company assumes no obligation to update any such forward-looking statements.

    Jushi Holdings Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:	March 15, 2024	By:	/s/ Michelle Mosier
Michelle Mosier
Chief Financial Officer